SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CYBERDEFENDER CORPORATION
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, No Par Value
(Title of Class of Securities)

23248L 107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017
(213) 689-8631
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Kevin Friedmann, Esq.
Richardson & Patel LLP
152 West 57th Street, 4th Floor
New York, New York 10019
Telephone:  (212) 561-5559
Facsimile:  (917) 591-6898

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$3,821,310.70	$213.23
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $213.23
Form or Registration No.:  005-84253
Filing Party:  CyberDefender Corporation
Date Filed:  June 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on June 29, 2009 (and as subsequently amended on July 16, 2009) by CyberDefender Corporation (“CyberDefender” or the “Company”) in connection with the Company's offer to amend certain outstanding warrants for the purchase of shares of the Company’s common stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Amend Certain Outstanding Warrants dated June 29, 2009.

Item 2.           Subject Company Information

We are amending this Item 2 to include the following information, which we refer to as the “Additional Information Regarding the Warrants”:

We have three categories of warrants outstanding that are subject to this tender offer.  The first category covers warrants that contain both the Cashless Exercise Provision and the Down-Round provision, of which there are outstanding 146 warrants to purchase 5,796,036 shares of common stock.  The second category covers warrants that contain only the Down-Round provision, of which there are outstanding 47 warrants to purchase 3,025,112 shares of common stock.  The third category covers warrants that contain only the Cashless Exercise Provision, of which there are outstanding 15 warrants to purchase 1,362,638 shares of common stock.  All of our warrants that fall into any of these three categories are subject to the tender offer.

A holder whose warrant contains neither the Cashless Exercise Provision nor the Down-Round Provision will not be eligible to participate in the tender offer, as they do not possess the requisite consideration to accept the offer.  We have only 12 outstanding warrants which fall into this non-eligible category, representing an aggregate of 3,107,500 warrant shares.

Item 4.           Terms of the Transaction

We are amending this Item 4 by incorporating by reference the Additional Information Regarding the Warrants which is included at Item 2 above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2009	CyberDefender Corporation

	By:	/s/ Gary Guseinov
Gary Guseinov, Chief Executive Officer